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                               April 5, 2024

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Bitcoin Mini Trust (BTC)
       290 Harbor Drive, 4th Floor
       Stamford, Connecticut 06902

                                                        Re: Grayscale Bitcoin
Mini Trust (BTC)
                                                            Registration
Statement on Form S-1
                                                            Filed March 12,
2024
                                                            File No. 333-277837

       Dear Michael Sonnenshein:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that your registration statement includes a number of blanks or omitted information throughout.
Please revise to include this information in your next amendment, or tell us when you
intend to do so. Please also confirm your understanding that the staff will need sufficient
time to review this information, and we may have additional
                                                        comments at that time.
       Risk Factors, page 17

   2. To the extent material, please discuss the risk that there may be less liquidity or wider spreads in the market
for the Shares as compared to the GBTC Shares.
 Michael Sonnenshein
FirstName   LastNameMichael   Sonnenshein
Grayscale Bitcoin  Mini Trust (BTC)
Comapany
April       NameGrayscale Bitcoin Mini Trust (BTC)
       5, 2024
April 25, 2024 Page 2
Page
FirstName LastName

Material U.S. Federal Income Tax Consequences, page 118

3. We note that your discussion of tax consequences is based on the assumption that the
         Trust will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to describe the reasons for and level of any uncertainty associated with grantor trust status.
         In addition, to the extent counsel intends to file a short-form tax opinion, please revise to state clearly that the disclosure in this section of the prospectus is the opinion of the counsel.
The Spin-Off, page 127

4. Please tell us and enhance your disclosures how you intend to account for the Spin-Off and reference authoritative guidance to support your determinations. Ensure your response addresses the following:
             Your determination to account for the transaction as a Spin-off and the relevant authoritative guidance to support your determination, including consideration of the trust grantor structures and the process you will take to effect the Spin-off. Explain why this transaction is not effectively the sale of bitcoin by GBTC and, by the nature of its pass-through tax structure, its shareholders in exchange for shares of BTC.
             Your consideration of the definition of predecessor as defined by Rule 405 of
             Regulation C in applying to the Grayscale Bitcoin Trust (GBTC) and the guidance in
             Rules 3-01 and 3-02 of Regulation S-X in determining if the financial statements of
             GBTC are required.
             Your consideration of the guidance in Article 11-01(a)(7-8) of Regulation S-X and if you intend to provide pro forma financial information giving effect to the Spin-off, including consideration of SAB Topic 1.B.2 and SAB Topic 5.Z.7, to reflect for example, the financial statement impact of lower fees.
             Revise management   s discussion and analysis to discuss the
predecessors historical
             operating results for the periods presented consistent with your determinations above.
             Tell us the audited financial statements you intend to include in the registration statement in future amendments and for which entities.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Michael Sonnenshein
Grayscale Bitcoin Mini Trust (BTC)
April 5, 2024
Page 3

       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameMichael Sonnenshein                     Sincerely,
Comapany NameGrayscale Bitcoin Mini Trust (BTC)
                                                          Division of
Corporation Finance
April 5, 2024 Page 3                                      Office of Crypto
Assets
FirstName LastName